SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to ______

Commission file number 1-5097

JOHNSON CONTROLS WORLD SERVICES INC. RETIREMENT SAVINGS PLAN
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

(Name and Address of Principal Executive Offices of Employer-Issuer)

Johnson Controls World Services Inc.
Retirement Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

Johnson Controls World Services Inc.
Retirement Savings Plan
Index to Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

*Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

COLEMAN & WILLIAMS, LTD.
A Professional Services Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
of the Johnson Controls World Services Inc.
Retirement Savings Plan:

We have audited the accompanying statement of assets available for benefits of the Johnson Controls World Services Inc. Retirement Savings Plan (the Plan) as of December 31, 2003, and the related statement of changes in assets available for plan benefits for the year then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit. The financial statements and supplemental schedules for the year ended December 31, 2002 were reported on by other auditors, whose report dated June 19, 2003, expressed an unqualified opinion.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Johnson Controls World Services Inc. Retirement Savings Plan as of December 31, 2003, and the changes in assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 18, 2004

316 North Milwaukee Street, Suite 350
Milwaukee, Wisconsin 53202
Telephone 414.278.0170
Facsimile 414.278.1169

PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Registered Public Accounting Firm

To the Participants and Benefits
Administrative Committee of the
Johnson Controls World Services Inc.
Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Johnson Controls World Services Inc. Retirement Savings Plan (the "Plan") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

June 19, 2003

Johnson Controls World Services Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31, 2003	December 31, 2002
Assets		
Investment in World Services Master Trust	$ 130,264,607	$ 98,643,669
Investment in JCI Master Trust	24,237,151	13,041,147
Participant loans	3,077,565	2,250,047
Total investments (See Note 3)	157,579,323	113,934,863
Receivables:		
Employer contribution	712,990	171,503
Participant contributions	116,524	91,689
Total receivables	829,514	263,192
Net assets available for benefits	$ 158,408,837	$ 114,198,055

The accompanying notes are an integral part of these financial statements.

Johnson Controls World Services Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2003
Additions	
Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investments in World Services Master Trust	$ 11,882,326
Net appreciation in fair value of investments in JCI Master Trust	6,176,127
Interest and dividends	2,841,370
	20,899,823
Contributions:	
Participant	8,653,811
Employer	6,901,367
	15,555,178
Total additions	36,455,001
Deductions	
Deductions from net assets attributed to:	
Benefits paid to participants	9,258,398
Administrative expenses	25,703
Total deductions	9,284,101
Net increase prior to transfers	27,170,900
Transfers from other plans, net	17,039,882
Net increase	44,210,782
Net assets available for benefits:	
Beginning of year	114,198,055
End of year	$ 158,408,837

The accompanying notes are an integral part of these financial statements.

Note 1 - Description of Plan

General

The Johnson Controls World Services Inc. Retirement Savings Plan (the "Plan"), previously named the Pan Am World Services, Inc. Retirement Savings Plan, was established effective January 1, 1982 for participation by eligible employees of Johnson Controls World Services Inc. (the "Company" and "employer"), a wholly-owned subsidiary of Johnson Controls, Inc. The Plan is maintained as a defined contribution plan providing retirement savings benefits to eligible participants based on eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Plan is administered by the Benefits Administrative Committee appointed by the Company.

As of December 31, 2003, the Johnson Controls Northern New Mexico Retirement Savings Plan was merged into the Johnson Controls World Services Inc. Retirement Savings Plan. All participants previously eligible to participate in the Northern New Mexico Plan will continue to be eligible to participate in the World Services Plan. Participants of the Northern New Mexico plan were automatically rolled into the World Services Plan. Rollovers to the World Services plan amounted to $12,429,248 at December 31, 2003.

Note 2 - Summary of Significant Accounting Policies

Accounting Method

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments

All investments of the Plan held by the Johnson Controls World Services Inc. Retirement Savings Plan Trust, except the investment in the Blended Income Fund and the U.S. Equity Index Commingled Pool, are stated at market value based on quoted market prices. The guaranteed investment contracts within the Blended Income Fund are stated at contract value which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals. The fair value of the investment in the U.S. Equity Index Commingled Pool reflects a unit value computed daily based on share price, dividend information and the value of the fund's short-term investments.

Note 2 – Summary of Significant Accounting Policies (cont.)

Administrative Expenses

Administrative expenses are paid by the Plan, as allowed by plan provisions, with all remaining expenses paid by the Company.

Johnson Controls World Services Inc. Retirement Savings Plan Trust

The Plan participates under a master trust arrangement, the Johnson Controls World Services Inc. Retirement Savings Plan Trust ("World Services Master Trust"), trusteed by Fidelity Management Trust Company.

Investment income of the World Services Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the World Services Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation is recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Plan held a 100% and approximately an 83% interest in the assets of the World Services Master Trust at December 31, 2003 and 2002, respectively.

The Statements of Financial Position as of December 31, 2003 and 2002 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2003 for the World Services Master Trust are presented in Note 9.

Participant Loans

Effective January 1, 2002, the Plan allows participants to borrow funds from their accounts. Payroll deductions are required each period to repay a loan. The interest rate on a loan is based on the prime rate at the loan's inception. Upon termination of employment, the participant's outstanding loan balance shall be accelerated, and the participant will have until the end of the calendar quarter following the calendar quarter of his termination date to repay the outstanding loan balance and any interest due.

Johnson Controls, Inc. Savings and Investment Master Trust

The Plan invests in shares of common stock of Johnson Controls, Inc. ("JCI"), the parent corporation of the Company. These investments are maintained within the Johnson Controls, Inc. Savings and Investment Master Trust ("JCI Master Trust"), trusteed by Fidelity Management Trust Company. Share price appreciation/depreciation is recorded daily and dividend income is recorded quarterly based on the participating Plans' relative equity interest in the investment program.

Note 2 – Summary of Significant Accounting Policies (cont.)

Johnson Controls, Inc. Savings and Investment Master Trust (cont.)
The Plan held approximately a 1% interest in the assets of the JCI Master trust at December 31, 2003 and 2002.

The Statements of Financial Position as of December 31, 2003 and 2002 and the Statement of Operations and Changes in Participating Plans' Equity for the Year Ended December 31, 2003 for the JCI Master Trust are presented in Note 10.

Participant Forfeitures

Participant forfeitures of unvested employer contributions totaled $166,339 and $122,295 as of December 31, 2003 and 2002, respectively, and may be applied to reduce future employer contributions under the Plan.

Risks and Uncertainties

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

Note 3 - Investments

The following presents fair value of investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31, 2003	December 31, 2002
Investments at fair value as determined by quoted market price:		
Fidelity Funds:		
Puritan, 533,689 and 439,072 shares, respectively	$ 9,857,228	$ 6,932,945
Magellan, 375,153 and 345,484 , respectively	36,667,446	27,279,380
Retirement Government Money Market Portfolio, 16,433,148 and 13,592,422 shares, respectively	16,433,148	13,592,422
JCI Common Stock, 198,372 and 153,878 units, respectively	24,237,151	13,041,147
Investments at estimated fair value:		
Blended Income Fund, 38,323,399 and 32,854,437 units, respectively	38,323,399	32,854,437
U.S. Equity Index Commingled Pool, 257,862 and 0 units, respectively	8,708,007	-

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $18,058,453 as follows:

Investments at fair value as determined by quoted market price:	
Fidelity Funds	$ 10,146,617
Janus Fund	32,373
Putnam Funds	20,946
Strong Common Stock	72,600
Artisan Fund	21,210
JCI Common Stock	6,176,127
	16,469,873
Investments at estimated fair value:	
U.S. Equity Index Commingled Pool	1,588,580
Net increase in fair value	$ 18,058,453

Note 4 - Contributions

Employees may elect to participate by contributing up to 30% of their salary or wages to the Plan on a pre-tax basis and up to 20% of their salary or wages on an after-tax basis. Participants' contributions are deposited in the investment programs of their choice; however, no more than fifty percent (50%) of a participant's total contribution may be invested in the JCI Common Stock Fund. The employer makes contributions to the Plan on behalf of the participants as determined by job class.

The Plan provides for full and immediate vesting of participant contributions. Employer contributions vest in accordance with vesting requirements specified within each job class.

Participants may periodically withdraw a portion of their after-tax voluntary contributions. Pre-tax contributions may be withdrawn for hardship reasons, except for participants who have reached age 59 1/2. These participants may withdraw pre-tax contributions without establishing hardship. Employer contributions may only be withdrawn upon termination of employment.

Note 5 – Amounts Allocated to Withdrawn Participants

Plan assets of $65,719,603 and $46,791,790 were allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2003 and 2002, respectively.

Note 6 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 22, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Note 7 - Plan Termination

The Company reserves the right to terminate or amend the Plan at any time, subject to plan provisions. In the event of termination of the Plan, each participant shall be immediately vested with respect to both participant and Company contributions. All plan assets will be distributed to participants in accordance with ERISA guidelines.

Note 8 – Party-in-Interest Transactions

Transactions involving JCI common stock and the funds administered by Fidelity Management Trust Company, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Note 9 - Johnson Controls World Services Inc. Retirement Savings Plan Trust

Following are the Statements of Financial Position as of December 31, 2003 and 2002 and the Statement of Operations and Changes in Participating Plans' Equity for the Year Ended December 31, 2003 for the Johnson Controls World Services Inc. Retirement Savings Plan Trust:

Johnson Controls World Services Inc. Retirement Savings Plan Trust
Statements of Financial Position

	December 31, 2003	December 31, 2002
Assets		
Investments at fair value:		
Fidelity Retirement Government Money Market Portfolio	$ 16,433,148	$ 15,718,736
Fidelity Puritan Fund	9,857,228	8,283,690
Fidelity Magellan Fund	36,667,446	31,432,833
Fidelity Growth & Income Portfolio	7,632,017	6,874,940
Fidelity Overseas Fund	2,621,198	1,471,270
Fidelity Asset Manager	2,503,966	1,380,777
Fidelity Low Price Stock	672,324	-
Fidelity Asset Manager: Growth	2,595,334	1,764,703
Fidelity Asset Manager: Income	1,068,270	605,139
Fidelity Institutional Short-Intermediate Government Portfolio	2,393,274	2,762,316
Fidelity Short-Term Investment Fund	6,447,041	9,064,230
Fidelity U.S. Equity Index Commingled Pool	8,708,007	6,860,877
Artisan Mid Cap Fund	556,218	-
Aim Small Cap Growth Fund	232,779	-
Janus Fund	-	66,997
Strong Common Stock Fund	-	131,166
Participant Loans	3,077,565	2,567,148
	101,465,815	88,984,822
Investments at contract value:		
Fidelity Income Portfolio	31,876,358	30,326,274
Total Assets	$ 133,342,173	$ 119,311,096
Participating Plans' Equity	$ 133,342,173	$ 119,311,096

Note 9 - Johnson Controls World Services Inc. Retirement Savings Plan Trust (cont.)

Johnson Controls World Services Inc. Retirement Savings Plan Trust
Statement of Operations and Changes in Participating Plans' Equity

	Year Ended December 31, 2003
Additions	
Additions to net assets attributed to:	
Investment income	
Net appreciation (depreciation) in fair value of assets:	
Fidelity Puritan Fund	$ 1,366,219
Fidelity Magellan Fund	7,101,129
Fidelity Growth & Income Portfolio	1,083,263
Fidelity U.S. Equity Index Commingled Pool	1,792,680
Fidelity Overseas Fund	750,580
Fidelity Low Price Stock	59,346
Fidelity Asset Manager	246,201
Fidelity Asset Manager: Growth	363,766
Fidelity Asset Manager: Income	86,418
Fidelity Institutional Short-Intermediate Government Portfolio	(24,333)
Artisan Mid Cap Fund	21,210
Putnam International Equity Fund	3,923
Aim Small Cap Growth Fund	17,023
Janus Fund	33,091
Strong Common Stock Fund	87,189
	12,987,705
Contributions:	
Participant	7,806,178
Employer	6,064,620
	13,870,798
Interest and dividend income	3,130,495
Total additions	29,988,998
Deductions	
Participant withdrawals	17,632,519
Administrative fees	25,200
Total deductions	17,657,719
Net increase prior to reallocations and transfers from other plans	12,331,279
Participant reallocations to investments outside the Master Trust, net	(538,404)
Transfers from other plans, net	2,238,202
Net increase	14,031,077
Net assets available for benefits:	
Beginning of year	119,311,096
End of year	$ 133,342,173

Note 10 - Johnson Controls, Inc. Savings and Investment Master Trust

Following are the Statements of Financial Position as of December 31, 2003 and 2002 and the Statement of Operations and Changes in Participating Plans' Equity for the Year Ended December 31, 2003 for the Johnson Controls, Inc. Savings and Investment Master Trust:

Johnson Controls, Inc. Savings and Investment Master Trust
Statements of Financial Position

	December 31, 2003	December 31, 2002
Assets		
Investments at fair value:		
Fidelity Puritan Fund	$ 52,738,194	$ 33,117,905
Fidelity Magellan Fund	145,717,173	111,770,055
Fidelity Growth & Income Portfolio	87,107,088	44,545,260
Fidelity Overseas Fund	42,508,097	11,967,759
Fidelity Asset Manager	38,092,049	10,901,180
Fidelity Low Price Stock	20,255,025	-
Fidelity Asset Manager: Growth	35,534,735	16,296,886
Fidelity Asset Manager: Income	9,688,874	3,690,704
Fidelity Retirement Government Money Market Portfolio	70,861,257	16,850,133
Fidelity Institutional Short-Intermediate Government Portfolio	28,713,916	16,474,440
Fidelity Short-Term Investment Fund	2,576,251	5,854,622
U.S. Equity Index Commingled Pool	196,779,710	62,436,091
Artisan Mid Cap Fund	40,875,812	-
Aim Small Cap Growth Fund	26,122,000	-
Janus Fund	-	40,286,123
Strong Common Stock Fund	-	22,860,301
JCI Common Stock Fund	901,409,596	357,897,459
Participant Loans	56,072,274	39,155,606
	1,755,052,051	794,104,524
Investments at contract value:		
Fidelity Income Portfolio	241,298,862	215,108,310
Total Assets	$ 1,996,350,913	$ 1,009,212,834
Participating Plans' Equity	$ 1,996,350,913	$ 1,009,212,834

Note 10 - Johnson Controls, Inc. Savings and Investment Master Trust (cont.)

Johnson Controls, Inc. Savings and Investment Master Trust
Statement of Operations and Changes in Participating Plans' Equity

	Year Ended December 31, 2003
Additions	
Additions to net assets attributed to:	
Investment Income:	
Fidelity Puritan Fund	$ 7,297,835
Fidelity Magellan Fund	27,122,987
Fidelity Growth & Income Portfolio	11,619,627
Fidelity Overseas Fund	7,094,289
Fidelity Asset Manager	3,572,149
Fidelity Low Price Stock	1,497,674
Fidelity Asset Manager: Growth	4,748,513
Fidelity Asset Manager: Income	746,125
Fidelity Institutional Short-Intermediate Government Portfolio	(246,056)
Artisan Mid Cap Fund	7,108,013
U.S. Equity Index Commingled Pool	29,686,511
Putnam International Equity Fund	3,349,383
Aim Small Cap Growth Fund	5,040,135
Janus Fund	12,439,449
Strong Common Stock Fund	7,924,278
JCI Common Stock Fund	159,842,073
	288,842,985
Contributions	
Participant	110,428,706
Employer	5,202,622
	115,631,328
Interest and dividend income	22,177,304
Total additions	426,651,617
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	102,978,475
Administrative fees	345,448
Total deductions	103,323,923
Net increase prior to reallocations and transfers from other plans	323,327,694
Participant reallocations from investments outside the Master Trust	663,849,337
Transfers to other plans, net	(38,952)
Net increase	987,138,079
Net assets available for benefits:	
Beginning of year	1,009,212,834
End of year	$ 1,996,350,913

Johnson Controls World Services Inc. Retirement Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Plan No. 004, EIN: 59-1575859
December 31, 2003

Identity of issue, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Current Value
* Fidelity Funds:			
Puritan	533,689 shares	$	9,857,228
Magellan	375,153 shares		36,667,446
Growth & Income	214,202 shares		7,632,017
Overseas	83,398 shares		2,621,198
Asset Manager	158,881 shares		2,503,966
Low Price Stock Fund	19,220 shares		672,324
Asset Manager: Growth	181,746 shares		2,595,334
Asset Manager: Income	87,923 shares		1,068,270
Retirement Government Money Market Portfolio	16,433,148 shares		16,433,148
Short-Intermediate Government Portfolio	245,212 shares		2,393,274
U.S. Equity Index	257,862 shares		8,708,007
Blended Income Fund	38,323,399 shares		38,323,399
AIM Small Cap Growth Fund	8,984 shares		232,779
Artisan Mid Cap Fund	21,576 shares		556,218
* JCI Common Stock	198,372 shares		24,237,151
		$	154,501,759
* Participant Loans (1)			3,077,565
Total investments		$	157,579,324

(1) There were 508 outstanding loans to participants at December 31, 2003, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate as of the beginning of the calendar quarter in which it is issued. Interest is calculated at 4.75%.

* Indicates party-in-interest.

Johnson Controls World Services Inc. Retirement Savings Plan
Signature
December 31, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administrative Committee of Johnson Controls World Services Inc. have duly caused this report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS WORLD SERVICES INC.
RETIREMENT SAVINGS PLAN

By: ______________________
Bettie Kennedy
Vice President, Human Resources
JOHNSON CONTROLS WORLD SERVICES INC.

June 25, 2004

Johnson Controls World Services Inc. Retirement Savings Plan
Index to Exhibits
December 31, 2003

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm
32	Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-66073) of Johnson Controls, Inc. of our report dated June 18, 2004 relating to the financial statements of the Johnson Controls World Services Inc. Retirement Savings Plan, which appears in this Form 11-K.

Coleman & Williams, Ltd.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 25, 2004

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-66073) of Johnson Controls, Inc. of our report dated June 19, 2003 relating to the financial statements of the Johnson Controls World Services Inc. Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
June 25, 2004

CERTIFICATION OF PERIODIC FINANCIAL REPORTS

We, John M. Barth, Chairman and Chief Executive Officer and Stephen A. Roell, Senior Vice President and Chief Financial Officer, of Johnson Controls, Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 11-K of the Johnson Controls World Services Inc. Retirement Savings Plan (the "Plan") for the year ended December 31, 2003 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and

(2) information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 25, 2004

John M. Barth

Stephen A. Roell